CORNERSTONE BANCORP
                              1670 East Main Street
                          Easley, South Carolina 29642
                                 (864) 306-1444


July 29, 2005


Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:  Cornerstone Bancorp, Easley, South Carolina
              Form 10-KSB filed March 24, 2005
              Form 10-QSB filed May 12, 2005
              File No. 333-79543

Dear Mr. Nolan:

Thank you for your letter dated July 22, 2005 commenting on the filings listed above. Set forth below are the Company's responses.

Form 10-KSB filed March 24, 2005

Business

Lending Activities, page 3

Comment 1

We note your disclosure in which you state that in most cases, you sell residential mortgage loans upon origination. Please revise your filing throughout (including balance sheet, cash flows, and footnotes) to separately identify mortgage loans held for sale. Please revise your financial statement footnotes to describe your accounting policies for mortgage loans held for sale. Refer to paragraphs 28 and 29 of SFAS 65.

         Response

         The sentence to which you refer was, perhaps, inartfully worded. The Bank does not currently hold, and has not to date held, any mortgage loans for sale. The reference to mortgage loans being sold upon origination relates to loans that are table-funded by other lenders, not to loans booked in the name of the Bank and then sold. These loans are also referred to as "brokered" loans in the last sentence of the third paragraph under "General" on page 3 of the Form 10-KSB. The Bank does not currently sell any loans that have been originated in its name, and has no present intention to do so in the near future. The Company will clarify this point in future filings.

2004 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Other Expenses, page 8

Comment 2

We note from your Consolidated Statements of Income on page 19 that during the year ended December 31, 2004, deposit charge-offs increased approximately

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Mr. John P. Nolan
July 29, 2005
Page 2

$55,000 over the prior year and was the second largest component of your total increase in noninterest expense during 2004. Please revise your MD&A to describe what caused this increase and if this represents a trend that is likely to continue in future periods.

         Response

         The increase in total non interest expense from 2003 to 2004 was not material, and since the increase in deposit charge-offs was only approximately one-fourth of the increase in total non interest expense, it was not deemed material either. Furthermore, we do not believe the increase represents a trend that is likely to continue in future periods. Accordingly, the Company did not discuss this increase in the Form 10-KSB.

         The Company did, however, discuss these deposit charge-offs in its Form 10-QSB for the quarter ended September 30, 2004, on page 9 under the heading "Results of Operations." As disclosed there, we noted that the deposit charge-offs included a loss of $25,190 on two customer accounts arising from fraudulent activity, and we further disclosed that ATM processing and deposit charge-offs had increased due to an increase in the number of demand deposit accounts and the automated overdraft protection product.

         Because the increase in deposit charge-offs was not material year over year, because we do not believe the increase represents a trend, and because the reasons for the increase were discussed in the Form 10-QSB relating to the quarter in which it occurred, we do not believe further disclosure is necessary.

Maturity Distribution of Loans, page 10

Comment 3

We note that approximately $57 million of your $75 million loan portfolio is scheduled to mature in one year or less from December 31, 2004. Please tell us how you considered the guidance in Item III.B, including the related instructions in the preparation of your table. Please fully explain how you determined that the majority of your loans are properly classified in the one year or less table. For example, we are unclear whether these are demand loans, loans with rollover features or have other terms and conditions which lead you to this classification. Please also revise your presentation if your maturity classifications are not correct.

         Response

         The amounts listed under the first column of this table include both amounts maturing and repricing within one year. Amounts maturing within one year, strictly by maturity date, and ignoring repricing, totaled approximately $34.3 million at December 31, 2004. The remaining $22.9 million of the total $57.2 million disclosed is tied to the Prime rate and can reprice within the 12 month time period.

         We included loans repricing or maturing within one year in the column "1 Year or Less" to reflect that variable rate loans in the portfolio would reprice within the one-year time frame. Variable rate loans with actual maturity dates after one year are further detailed below the table to show the maturity distribution of these loans. We believe the combination of these two items reflects, as closely as possible, the interest rate risk inherent in the loan portfolio. Interest rate risk is one of the most significant risks for all depository institutions that have fixed rate interest earning assets funded with fixed rate interest bearing liabilities. In management's opinion this disclosure enables the user of the financial statements to discern the amount of interest rate risk that might be inherent in the portfolio, with the possible exception of optionality in the balance sheet where the options are not controlled by the Company. Placing variable rate loans in categories of this table which reflect their maturity, rather than their repricing time frames, would be redundant with the information below the table and would not disclose the repricing time frame, and

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Mr. John P. Nolan
July 29, 2005
Page 3
         would not enable the user of the financial statements to make any evaluation of interest rate risk inherent in the portfolio.

         We do not plan to change the manner of presenting the information in this table in the future unless you require us to do so.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies and Activities, page 22

Comment 4

Please revise Note 1 to describe your accounting policies regarding loan and commitment fees for both loans held for investment and loans held for sale. Refer to paragraphs 20-25 of SFAS 65. Your revised footnotes should also specifically address how you comply with paragraphs 5 and 18-22 of SFAS 91.

         Response

         We do not hold loans for sale.  Please refer to the response to Comment
         1.

         With respect to SFAS 91, we do not defer loan fees under SFAS 91 on the basis that the effect on our financial statements of the net fees or costs associated with our loans is immaterial to the loans on our books with maturities greater than one year. The Company performs a detailed annual analysis comparing the fees from newly originated loans with the cost of making these loans in order to determine the net deferrable amount. In each of the years for which the analysis has been done, including 2004 and 2003, the net deferrable amount was less than $20,000, of which only 50% would be deferred because the average remaining maturity of the loan portfolio as of December 31, 2004 was
         2.02 years. Accordingly, the net deferrable amount is immaterial to the Company's financial statements. The Company will continue to perform this annual analysis, and in the event that we determine the effect would be material to the financial statements, we will fully adopt SFAS 91.

Comment 5

Please revise Note 1 to clarify whether you retain the servicing rights on residential mortgage loans you sell to others. If so, please also revise to include the disclosures specified in paragraph 17e of SFAS 140.

         Response

         We do not hold loans for sale.  Please refer to the response to Comment
         1.

Comment 6

Describe whether loans are sold with or without recourse. If sold with recourse, please describe the nature of the recourse provisions and tell us how you considered paragraphs 9-12 of SFAS 140 in determining these transactions should be recorded as loan sales instead of as secured borrowings.

         Response

         We do not hold loans for sale.  Please refer to the response to Comment
         1.



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Mr. John P. Nolan
July 29, 2005
Page 4

Note 4 - Investment securities, page 28

Comment 7

We note from the Consolidated Statements of Cash Flows on page 21 that you sold securities during 2004 for a net gain of $5,230. Please quantify for us the types of investment securities sold, amortized amount, fair value, and gain recognized for each type of security.

         Response

         The Company sold one security in 2004. The security was an available-for-sale security with an amortized book value of $703,192, a fair value of $708,422, and was sold for a gain of $5,230. The security was an SLMA Floater with an original coupon of 4.48%. During December 2003, it yielded only 1.65%. Proceeds in the amount of $708,422 were reported in the Consolidated Statement of Cash Flows for the year ended December 31, 2004 and in our quarterly report on form 10-QSB for the quarter ended March 31, 2004.

Form 10-Q filed May 12, 2005

Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income, page 4

Comment 8

We note that during the first quarter of 2005, $57,327 of unrealized losses were recorded to accumulated other comprehensive income (loss). Please tell us and revise future filings to state whether you still have the ability and intent to hold securities with gross unrealized losses until such time as the value recovers or the securities mature. Please also confirm and revise future filings to disclose that you do not consider these losses to be other-than-temporary.

         Response

         Unrealized losses of $57,327 as of March 31, 2005 are considered to be temporary losses as the Company does have the ability and intent to hold these securities until maturity. All of these securities are issued by agencies of the U.S. Government and municipal governments and all have AAA or Aaa ratings. As of June 30, 2005, Available-for-Sale securities have an average life of 2.02 years. Of the total amount of Available-for-Sale securities ($7.9 million) at June 30, 2005, 72% are pledged for public or other large deposits and sweep accounts, and would not be sold for that reason.

         The Company will disclose in future filings whether it has the ability and intent to hold securities with gross unrealized losses until such time as the value recovers or the securities mature, and that the Company does not consider these losses to be other than temporary.

                                  * * * * * * *

We plan to make the revisions discussed above only with respect to future filings. We do not believe revising previously filed documents to include the additional information would be material to an investor's decision to purchase, sell or continue to hold our stock. Accordingly, we do no plan to revise previously filed documents unless you require us to do so.

In connection with your comments, we acknowledge that:

 . The Company is responsible for the adequacy and accuracy of the disclosure in filings required under the Securities Exchange Act of 1934;
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Mr. John P. Nolan
July 29, 2005
Page 5

 . Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 . The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's assistance and suggestions to help improve the Company's disclosures, and hope the above responses clarify the issues you have raised with respect to our Form 10-KSB dated December 31, 2004 and Form 10-QSB dated March 31, 2005. Please do not hesitate to call me at 864-306-7009 or fax me at 864-306-1473 if additional clarification or information is necessary.

Sincerely,

s/Jennifer M. Champagne
Jennifer M. Champagne
Chief Financial Officer